Exhibit 99.1

KINDRED HEALTHCARE TO BE ACQUIRED BY TPG CAPITAL,

WELSH, CARSON, ANDERSON & STOWE AND HUMANA INC.

FOR $9.00 PER SHARE IN CASH

Transaction Valued at Approximately $4.1 Billion;

27 Percent Premium to 90-Day VWAP

Transaction Will Result in Two Separate Companies

Kindred at Home Will Enhance Access to Care and Reduce Costs for

People Living with Chronic Conditions

Specialty Hospital Company Is Uniquely Positioned to Care for the Most

Medically-Complex and Rehab-Intensive Populations

LOUISVILLE, Ky. – December 19, 2017 – Kindred Healthcare, Inc. (“Kindred” or “the Company”) (NYSE:KND) today announced that its Board of Directors has approved a definitive agreement under which it will be acquired by a consortium of three companies: TPG Capital (“TPG”), Welsh, Carson, Anderson & Stowe (“WCAS”) and Humana Inc. (“Humana”) (NYSE: HUM) (together, the “consortium”) for approximately $4.1 billion in cash including the assumption or repayment of net debt.

Under the terms of the agreement, Kindred stockholders will receive $9.00 in cash for each share of Kindred common stock they hold, representing a premium of approximately 27 percent to Kindred’s 90-day volume weighted average price (“VWAP”) for the period ending December 15, 2017, the last trading day prior to media reports regarding the potential transaction.

Kindred operates home health, hospice and community care businesses, long-term acute care (“LTAC”) hospitals, inpatient rehabilitation facilities (“IRF”) and a contract rehabilitation services business. Immediately following the acquisition of Kindred, the home health, hospice and community care businesses will be separated from Kindred and operated as a standalone company owned 40 percent by Humana, with the remaining 60 percent owned by TPG and WCAS (“Kindred at Home”). Humana will have a right to buy the remaining ownership interest in Kindred at Home over time through a put/call arrangement. Kindred’s LTAC hospitals, IRFs and contract rehabilitation services businesses will be operated as a separate specialty hospital company owned by TPG and WCAS (“Kindred Healthcare”).

Benjamin A. Breier, President and Chief Executive Officer of Kindred, said, “We are pleased to have reached this agreement, which will deliver significant cash value to Kindred’s stockholders and concludes a robust strategic review undertaken by the Board and management team over the course of 2017. We believe this agreement maximizes value for stockholders and represents a significant step forward in transforming home healthcare in America by enhancing access to care and reducing costs for people living with chronic conditions. In addition, the specialty hospital company, Kindred Healthcare, will be uniquely positioned to care for the most medically-complex and rehab-intensive populations.”

Continued Mr. Breier, “The flexibility and resources gained through the investments by Humana, TPG and WCAS are expected to enhance innovation in both platforms, further our culture of a patient-first approach to high-quality, compassionate care and create new opportunities for Kindred employees.”

Bruce D. Broussard, Humana’s President and Chief Executive Officer, said, “Humana is focused on enhancing our capabilities for care in the home to prioritize patient wellness while delivering high-quality care in a low-cost setting. This transaction with Kindred underscores the successful and ongoing execution of our strategy by joining with the most geographically diverse home healthcare provider in the country. We are confident that these new capabilities will help Humana continue to modernize home health and meaningfully improve the member and provider experience. We look forward to completing this strategic transaction with TPG and WCAS.”

“TPG’s healthcare team has a long history of partnering with companies and management teams that hold significant growth potential,” said Jeff Rhodes, Partner at TPG. “We believe this transaction will provide Kindred with additional resources and focus to drive significant value for all stakeholders. We look forward to partnering with Humana, WCAS and the management team at Kindred to build on the complementary capabilities this transaction brings together. We are excited to build the new companies and invest behind best in class clinical care.”

D. Scott Mackesy, WCAS’s Managing Partner, said, “WCAS’s healthcare franchise has been built around partnering with excellent management teams and providing incremental resources to drive above market growth. We have a long history of creative dealmaking with corporate partners and look forward to working with Humana, TPG and Kindred’s management team to deliver the highest quality, most cost-efficient healthcare to all.”

Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc. (“Ventas”) (NYSE: VTR), said, “As the premier capital provider for leading healthcare companies and long-standing partners to Kindred, we are delighted to support Kindred and this transaction. It creates the nation’s foremost LTAC, IRF and contract rehabilitation services operator with improved financial strength. The specialty hospital company, Kindred Healthcare, brings together Kindred’s outstanding management team as well as experienced private equity partners with strong healthcare backgrounds. We look forward to deepening our partnership with Kindred’s sponsors and building on the strong relationship we have developed with Kindred over many years to continue transforming care for the aging population.”

Leadership and Shared Services

Upon completing the transaction, Mr. Breier will serve as Chief Executive Officer of the specialty hospital company, Kindred Healthcare. David Causby, currently Executive Vice President and President of Kindred at Home, will serve as Chief Executive Officer of Kindred at Home.

Under a shared services agreement, Kindred Healthcare will continue to provide certain support functions to Kindred at Home for a transitional period.

Timing and Approvals

The agreement is subject to certain conditions to closing, including, without limitation, the approval of the agreement by the stockholders of Kindred, the receipt of certain licensure and regulatory approvals, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and other customary closing conditions.

The transaction is expected to close during the summer of 2018.

Advisors

Barclays and Guggenheim Securities, LLC are serving as financial advisors to Kindred and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel.

Morgan Stanley & Co. LLC and JPMorgan Chase are acting as lead financial advisors to the consortium. Citi is also acting as financial advisor. Debevoise & Plimpton LLP and Mintz Levin are serving as legal counsel to the consortium. Ropes & Gray LLP is serving as legal counsel to WCAS.

TripleTree, LLC is acting as strategic and financial advisor to Humana. Evercore provided a fairness opinion to the Board of Directors of Humana. Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal advisor to Humana.

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About Kindred

Kindred Healthcare, Inc., a top-105 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of approximately $6.1 billion1. At September 30, 2017, Kindred’s continuing operations, through its subsidiaries, had approximately 86,400 employees providing healthcare services in 2,475 locations in 45 states, including 77 LTAC hospitals, 19 inpatient rehabilitation hospitals, 16 sub-acute units, 609 Kindred at Home home health, hospice and non-medical home care sites of service, 101 inpatient rehabilitation units (hospital-based) and contract rehabilitation service businesses which served 1,653 non-affiliated sites of service. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for eight years, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.You can also follow us on Twitter and Facebook.

About Humana

Humana Inc. is committed to helping our millions of medical and specialty members achieve their best health. Our successful history in care delivery and health plan administration is helping us create a new kind of integrated care with the power to improve health and well-being and lower costs. Our efforts are leading to a better quality of life for people with Medicare, families, individuals, military service personnel, and communities at large.

To accomplish that, we support physicians and other health care professionals as they work to deliver the right care in the right place for their patients, our members. Our range of clinical capabilities, resources and tools – such as in-home care, behavioral health, pharmacy services, data analytics and wellness solutions – combine to produce a simplified experience that makes health care easier to navigate and more effective.

More information regarding Humana is available to investors via the Investor Relations page of the company’s website at humana.com, including copies of:

•	Annual reports to stockholders;

•	Securities and Exchange Commission filings;

•	Most recent investor conference presentations;

•	Quarterly earnings news releases and conference calls;

[1]	Revenues from continuing operations for the last twelve months ended September 30, 2017.

•	Calendar of events; and

•	Corporate Governance information.

About TPG

TPG is a leading global alternative asset firm founded in 1992 with more than $73 billion of assets under management and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth venture, real estate, credit, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com.

About WCAS

WCAS focuses its investment activity in two target industries: technology and healthcare. Since its founding in 1979, WCAS has organized 16 limited partnerships with total capital of over $22 billion. The Firm is currently investing an equity fund, Welsh, Carson, Anderson and Stowe XII, L.P., which closed on over $3.3 billion in commitments. WCAS has a current portfolio of approximately twenty companies with 2017 annual revenues totaling over $16 billion. WCAS’s strategy is to partner with outstanding management teams and build value for its investors through a combination of operational improvements, internal growth initiatives and strategic acquisitions. See www.wcas.com to learn more.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “hope,” “may,” “potential,” “upside,” and other similar expressions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Risks and uncertainties related to the proposed transactions include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure of the parties to satisfy conditions to completion of the proposed merger, including the failure of Kindred’s stockholders to approve the proposed merger or the failure of the parties to obtain required regulatory approvals; the risk that regulatory or other approvals are delayed or are subject to terms and conditions that are not anticipated; changes in the business or operating prospects of Kindred or its homecare business or hospital business; changes in healthcare and other laws and regulations; the impact of the announcement of, or failure to complete, the proposed merger on our relationships with employees, customers, vendors and other business partners; and potential or actual litigation. In addition, these statements involve risks, uncertainties, and other factors detailed from time to time in Kindred’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”).

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information and Where to Find It

Kindred will file with the SEC and mail to its stockholders a proxy statement in connection with the proposed merger. We urge investors and security holders to read the proxy statement when it becomes available because it will contain important information regarding the proposed merger. You may obtain a free copy of the proxy statement (when available) and other related documents filed by Kindred with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by Kindred with the SEC relating to the proposed merger for free by accessing Kindred’s website at www.kindredhealthcare.com by clicking on the link for “Investors”, then clicking on the link for “SEC Filings.”

Participants in the Solicitation

Kindred and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Kindred’s stockholders in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed merger will be included in the proxy statement when it is filed with the SEC. You may find additional information about Kindred’s directors and executive officers in Kindred’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on May 25, 2017. You can obtain free copies of these documents from Kindred using the contact information above.

Contacts

For Kindred

Media		Investors and Analysts
Susan E. Moss		Todd Flowers
Kindred Corporate Communications (502) 596-7296		Kindred Investor Relations (502) 596-6569

For Humana

Media		Investors and Analysts
Tom Noland		Amy Smith
Humana Corporate Communications (502) 580-3674 tnoland@humana.com		Humana Investor Relations (502) 580-2811 amysmith@humana.com

For TPG
Luke Barrett
(415) 743-1550 media@tpg.com

For WCAS
Jon Rather
General Partner
(212) 893-9570 jrather@wcas.com